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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 1)

                          AmeriNet Group.com, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock Purchase Warrant

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03073A103

--------------------------------------------------------------------------------
                                 (CUSIP Number)
                          G. Richard Chamberlin, Esq.
                          1941 Southeast 51st Terrace
                              Ocala, Florida 34471
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                     7/29/99

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  03073A103               13D                   Page 2    of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Charles J. Scimeca

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
                                 Not applicable
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

Consideration for serving as an officer of the Issuer, for finding acquisition candidates and for good office representation to the government for the Issuer.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

                                      not applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                   200,000 through July 29, 1999; after July 29, 1999 no
                    voting power
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    After July 29, 1999 Palmair, Inc. had sole dispositive
                    power
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       200,000 through July 29, 1999
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03073A103            13D                   Page 3   of 4  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock Purchase Warrant, AmeriNet Group.com, Inc.


________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Charles J. Scimeca

     (b) 320 Island Way #210, Clearwater, Florida  33767

     (c) Business & Real Estate Broker; 1748 Independence Blvd; Sarasota, Florida 34234

     (d) None

     (e) None

     (f) United States
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     $4,000  purchase  price for option to purchase  the Common  Stock  Purchase
Warrant  for  200,000  shares  at  $0.2  per  share.   See  attached   exhibits.
______________________________________________________________________________
Item 4. Purpose of Transaction.

     (a) disposition of securities and purchase of common stock purchase warrant by Palmair, Inc.

     (b)  none

     (c)  none

     (d) From October 1995 to November 1998 the reporting person served as secretary if the Issuer. From November 1998 to August 4, 1999 served as Acting President and Director. On August 6, 1999, he person resigned as Acting President and Director.

     (e)  none

     (f)  not applicable

     (g)  not applicable

     (h)  not applicable

     (i)  not applicable

     (j)  not applicable

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  From  12/9/98 to 7/29/99  was direct  owner of Common  Stock  Purchase
          Warrant

     (b)  none

     (c) On 7/29/99 the reporting person sold the Common Stock Purchase Warrant for 200,000 shares at $0.2 per share for a total of $4,000 to Palmair, Inc.

     (d) On 7/29/99 the reproting person sold the Common Stock Purchase Warrant to Palmair, Inc.

     (e)  July 29, 1999

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Common Stock Purchase Warrant dated December 9, 1999, Stock Transfer and Purchase Agreement, Letter from Chrisje Gentis Vermeulen dated July 5, 1999, Resolution dated July 6, 1999 and Assignment & Purchase of Common Stock Purchase Warrant Agreement & Installment Agreement dated July 15, 1999.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Common Stock Purchase Warrant dated December 9, 1999 is filed as an exhibit to the Issuer's report on Form 10-QSB for the fiscal quarter ended September 30, 1998

     Stock Transfer and Purchase Agreement, Letter from Chrisje Gentis Vermeulen dated July 5, 1999, Resolution dated July 6, 1999 and Assignment & Purchase of Common Stock Purchase Warrant Agreement & Installment Agreement dated July 15, 1999, are filed as exhibits.


________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       9/21/99

                                        ----------------------------------------
                                                         (Date)


                                            /s/ Charles J. Scimeca /s/
                                        ----------------------------------------
                                                       (Signature)

                                               Charles J. Scimeca

                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Common Stock Purchase Warrant dated December 9, 1999 is filed as an exhibit to the Issuer's report on Form 10-QSB for the fiscal quarter ended September 30, 1998.

Exhibit B
ASSIGNMENT & PURCHASE OF COMMON STOCK PURCHASE WARRANT AGREEMENT & INSTALLMENT AGREEMENT



THIS AGREEMENT ENTERED INTO THIS 15TH DAY OF JULY 1999 BETWEEN CHARLES J. SCIMECA HEREINAFTER REFERRED TO AS (SELLER) AND PALMAIR, INC., HEREAFTER REFERRED TO AS (BUYER), FOR VALUABLE CONSIDERATION (SELLER) WILL ASSIGN/SELL HIS COMMON STOCK PURCHASE WARRANT AGREEMENT ATTACHED INCLUDING ASSIGNMENT FORM AS EXHIBIT (A) TO (BUYER) AS DESCRIBED IN STOCK TRANSFER & PURCHASE AGREEMENT DATED JULY 5,1998 ATTACHED AS EXHIBIT (B). (SELLER) HAS RECEIVED FROM (BUYER) $1,117.00 AS THE FIRST INSTALLMENT TOWARD PURCHASE PRICE AS DESCRIBED IN BUYER'S LETTER ATTACHED AS EXHIBIT (C). REMAINING PAYMENT OD $2,883.00 WILL BE PAID IN THREE EQUAL INSTALLMENTS OF $961.00 WITH NO INTEREST PAYABLE SEPTEMBER 1,1999, OCTOBER 1, 1999 AND NOVEMBER 1,1999. IF THIS AGREEMENT HAS TO BE ENFORCED BY ANY TYPE OF LEGAL ACTION THE PREVAILING PARTY SHALL BE ENTAILED TO THEIR LEGAL FEES. PROOF OF AUTHORITY TO EXECUTE THIS AGREEMENT BY BUYER IS ATTACHED AS EXHIBIT
(D).



/S/ Charles J. Scimeca   7/15/99                  C. Gentic Vermeulen   7/19/99
------------------------------                      ----------------------------
SELLER                     DATE                     BUYER                DATE
/s/ Carolyn J. Marchback                          /s/ Jan C. Gentis
------------------------------                      ----------------------------
WITNESS                                             WITNESS

Exhibit C
STOCK TRANSFER AND PURCHASE AGREEMENT

THIS AGREEMENT ENTERED INTO THIS 5TH DAY OF JULY 1998 BETWEEN
CHARLES J SCIMECA HEREIN AFTER REFERRED TO AS (TRANSFEROR/SELLER OR TS) AND PALMAIR, INC. (TRANSFEREE/PURCHASER OR TP).

FOR VALUABLE CONSIDERATION (TS) WILL TRANSFER/SELL 450,000 SHARES OF EQUITY GROWTH SYSTEMS, INC. COMMON STOCK, THAT HE OWNS TO (TP), STOCK CERTIFICATES #027, #063, #130. (TP) UNDERSTANDS THIS STOCK IS RESTRICTED UNDER RULE 144. (TS) WILL RETAIN VOTING RIGHTS FOR THE 450,000 SHARES UNTIL DECEMBER 31,1998 BECAUSE OF THE CHANGES IN EQUITY GROWTH SYSTEMS US EXPERIENCING. THE ACTUAL SALE FOR THIS TRANSACTION FOR TAX AND RULE 144 PURPOSES WILL BE ON OR BEFORE DECEMBER 31, 1998, AT WHICH TIME (TP) WILL PAY TO (TS) $4,500.00 USA CURRENCY OR FORGIVE ALL DEBT OWED TO HER SON DIEDERICH GENTIS BY CHARLES SCIMECA (WHICH IS AGREEABLE TO
HIM).

(TS) GRANTS TO (TP) AN OPTION TO PURCHASE AT DOUBLE THE THEN CURRENT PAR VALUE PER SHARE IN (USA FUNDS) ALL RIGHTS THAT (TS) ACQUIRES FROM EQUITY GROWTH SYSTEMS, INC. FOR PURCHASE OF EQUITY GROWTH SYSTEMS STOCK INCLUDING STOCK
OPTIONS, WARRANTS OR OTHER TYPES OF STOCK OWNERSHIP RIGHTS FOR A PERIOD OF 6 MONTHS. (TP) HAS 9 MONTHS FROM THE ISSUANCE DATE TO EXERCISE THEIR OPTION.

(TS) WILL KEEP (TP) OR HER FAMILY MEMBERS OR OTHER STOCK HOLDERS INFORMED OF DATES THAT ARE IMPORTANT TO THE TERMS OF THIS CONTACT.

FOR PRIVACY REASONS FOR THE BENEFIT OF PALMAIR STOCKHOLDERS THIS CONTRACT SHALL NOT BE RECORDED OR MADE PUBLIC RECORD.

IF THIS AGREEMENT HAS TO BE ENFORCED BY ANY TYPE OF LEGAL PROCEDURE THE PREVAILING PARTY SHALL BE AWARDED THEIR LEGAL FEES.

PROOF OF AUTHORITY TO EXECUTE THIS AGREEMENT IS ATTACHED AS EXHIBIT A.


/s/ Charles J. Scimeca                       /s/ C. Gentis Vermeulen
--------------------------------            ------------------------------------
        TRANSFEROR/SELLER                   TRANSFEREE/PURCHASER

DATE July 5, 1999                           DATE 7/8/99


WITNESS /s/ Carolyn J. Marchback          WITNESS /s/ Jan C. Gentis

Exhibit D
Letter from Palmair

July 5, 1999


Dear Charles:


I would like to exercise my option to purchase the warrant agreement you have to purchase additional shares of Equity Growth Systems. At this time I do not actually want to purchase the stock. Is it right that I have until December 31, 2000 or is it the year 2002 to purchase? Please inform me. You owe $1,117.00 from the interest due in the note with Diederich. If you deduct this from the $4,000.00 due from me to pay for option, I owe you $2,883.00. I will send you this promptly. Please recommend a lawyer to do all the forms you told me about.


Thank You,

/s/ Chrisje Gentis-Vermeulen

Exhibit E
RESOLUTION:

AUTHORIZE CONTRACT

RESOLVED, That the Corporation enter into a contract with CHARLES J. SCIMECA for the general purposes of: EXERCISING PURCHASE WARRANT OPTION/EQUITY GROWTH SYSTEMS

and all upon
such terms and conditions as are set forth in an agreement between the parties as annexed hereto.

     The undersigned hereby certifies that he/she is the duly elected and qualified Secretary and the custodian of the books and records and seal of Palmair, Inc. a corporation duly formed pursuant to the laws of the Bahamas and the forgoing is a true record of a resolution duly adopted at a meeting of the Board of Directors, and that said meeting was held in accordance with Bahamas law and the Bylaws of the above-named Corporation on July 6,1999, and that said resolution is now in full forceand effect without modification or recission.

IN WITNESS WHEREOF, I have executed my name as secretary and have hereunto affixed the corporation seal of the above-named Corporation this 6 day of July,1999.

A True Record.
Attest

/s/ Chrisje Gentis-Vermeulen
-------------------------------
Secretary